SHULMAN
ROGERS
GANDAL
PORDY &
ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
Karl L. Ecker†
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Edward M. Hanson, Jr.
David M. Kochanski
James M. Kefauver †
Robert B. Canter
Daniel S. Krakower
Kevin P. Kennedy
Nancy P. Regelin
Samuel M. Spiritos+
Martin Levine
Worthington H. Talcott,
Fred S. Sommer
Morton A. Faller

Alan S. Tilles
James M. Hoffman
Michael V. Nakamura
Jay M. Eisenberg+
Douglas K. Hirsch
Ross D. Cooper
Glenn C. Etelson
Karl J. Protil, Jr.+
Timothy Dugan+
Kim Viti Fiorentino
Sean P. Sherman+
Gregory D. Grant+
Jacob S. Frenkel•
[redacted]

Michael L. Kabik
Jeffrey W. Rubin
Simon M. Nadler
Scott D. Museles
Karl W. Means
Michelle R. Curtis•
Mimi L. Magyar
Glenn W.D. Golding+
Michael J. Lichtenstein
Bruce A. Henoch
Jeremy W. Schulman
William F. Askinazi
Matthew M. Moore+
[redacted]ho
man•
rs
tz
ward+
tz

Hong Suk "Paul" Chung
Patrick J. Howley
Carmen J. Morgan•
Kristin E. Draper•
Heather L. Spurrier•
André L. Brady
Melissa G. Bernstein
Patricia Teck
Jacob A. Ginsberg
John D. Sadler
Marc E. Pasekoff
Erin J. Ashbarry
Alexis H. Peters•
Meredith S. Abrams
John D. Adams
Kristen Munger•
Michael T. Ebaugh
David B. Kramer
Lauren J. Pair

Anne Marie Vassallo•
Matthew D. Alegi•
Joann J. Wang•+
Christopher W. Poverman
Of Counsel
Larry N. Gandal
Jeffrey A. Shane
Leonard R. Goldstein
Richard P. Meyer°
Larry A. Gordon•
David E. Weisman
Lawrence Eisenberg
Deborah L. Moran
Scott D. Field
Special Counsel
Philip R. Hochberg°
Maryland and D.C. except as noted:
+ Virginia also ° D.C. only
• Maryland only † Retired

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

06013232

PROCESSED
MAY 11 2006
THOMSON
FINANCIAL

RECEIVED MAY 9 2006 PROCESSING SECTION

May 1, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

April 3, 2006	Stock Exchange Announcement – Holding(s) in the Company -- Notification under Section 198 – Companies Act 1985
April 4, 2006	Stock Exchange Announcement – Holding(s) in the Company -- Notification under Section 198 – Companies Act 1985
April 5, 2006	Stock Exchange Announcement – Notification of Substantial Shareholder
April 11, 2006	Stock Exchange Announcement – Notification of Substantial Shareholder

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the

dlw 5/9

SHULMAN
ROGERS
GANDAL
PORDY &
ECKER, P.A.

enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: Christopher C. Roberts
Christopher C. Roberts

Enclosures
cc: Carmelina Carfora, Company Secretary (w/o enc.)
18031915-100.doc
T: 052006

REG-Electrocomponents Holding(s) in Company

RNS Number:8719A
Electrocomponents PLC
03 April 2006

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on Monday, 3 April 2006 (dated Friday, 31 March 2006) in accordance with Section 198 of the Companies Act that the notifiable interest of Deutsche Bank AG and its subsidiary companies had increased to 13,497,151 Ordinary shares of Electrocomponents PLC, representing a total of 3.10% of the total issued share capital of the Company.

CARMELINA CARFORA
Group Company Secretary
3 April 2006

REG-Electrocomponents Holding(s) in Company

RNS Number:9659A
Electrocomponents PLC
04 April 2006

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on Tuesday, 4 April 2006 (dated Monday, 3 April 2006) in accordance with Section 198 of the Companies Act that Deutsche Bank AG and its subsidiary companies no longer have a notifiable interest in the Ordinary Shares of the Company.

CARMELINA CARFORA
Group Company Secretary
4 April 2006

END

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REG-Electrocomponents Holding(s) in Company

RNS Number:0690B
Electrocomponents PLC
05 April 2006

ELECTROCOMPONENTS PLC ('the Company')

NOTIFICATION OF SUBSTANTIAL SHAREHOLDER

The Company received notification on Wednesday, 5th April 2006 (dated Tuesday, 4th April 2006) in accordance with the Companies Act that Sprucegrove Investment Management Limited ('Sprucegrove') has increased its holding and now has a notifiable interest in 30,515,238 Ordinary Sharers of 10p each in the Company, which represents 7.01% of the total issued share Capital of the company.

The Company is informed that the shares to which this notification relates are registered as follows:

Registered Holder	Shares
The Bank of New York Nominees Limited	4,933,388
Chase Nominees Limited	3,841,030
MSS Nominees Limited	5,752,590
Nortrust Nominees Limited	3,265,485
ROY Nominees Ltd	8,920,944
State Street Nominees Limited a/c NP8E	2,893,821
State Street Nominees Limited a/c O5NU	269,270
State Street Nominees Limited a/c OOND	179,040
State Street Nominees Limited a/c AA1X	107,470
State Street Nominees Limited a/c JF2M	352,200
TOTAL	30,515,238

CARMELINA CARFORA
Group Company Secretary
5 April 2006

END

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REG-Electrocomponents Holding(s) in Company

RNS Number:3630B
Electrocomponents PLC
11 April 2006

ELECTROCOMPONENTS PLC ('the Company')

NOTIFICATION OF SUBSTANTIAL SHAREHOLDER

The Company received notification on 10th April 2006 (dated 7th April 2006) in accordance with section 198 of the Companies Act from Capital Group Companies Inc, ('CG'), a US based holding Company on behalf of its affiliates including Capital Research and Management Company. The notification states that the notifiable interest held by this affiliate has decreased to 13,538,069 Ordinary Shares of 10p each in the Company, which represents 3.11% of the total issued share capital of the Company. The shares are held as follows:

Capital Group Companies, Inc. ('CG') holdings	Number of Shares	% held
Capital Research and Management Company	13,538,069	3.11%

SHARES ARE REGISTERED AS FOLLOWS:

Capital Research and Management Company		
Registered Name		
Chase Nominees Limited	13,538,069	3.11%

CARMELINA CARFORA

Group Company Secretary

10th April 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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